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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 April 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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Explanatory note

This report of Form 6-K contains
SNCF outsources spare parts Logistics to TNT Logistics, 4 April 2005

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4 April 2005

SNCF OUTSOURCES SPARE PARTS LOGISTICS TO TNT LOGISTICS

SNCF, the state-owned French railways company, has awarded the global, Netherlands-based Mail, Logistics and Express company TPG NV, through its business unit TNT Logistics France, a 6 year contract for the management of spare parts for its high-speed trains (TGV), locomotives and railcars. The contract is worth €80 million and operations will start beginning of 2006.

Through its PLI (Performance Logistique Industrielle) initiative, SNCF aims at improving its maintenance operations and thus the overall availability of its trains, by consolidating in a central warehouse the inventory currently held in several of its 55 repairs & maintenance centres across France.

TNT Logistics has been selected to operate the 45,000 square meters central warehouse that will be located in the Paris surroundings, as well as to manage distribution operations of parts to the repairs & maintenance centres. Especially for this contract TNT Logistics France has designed a state-of-the-art solution which will be fully integrated with the SNCF ERP to speed up the flow of the parts including nuts & bolts, railcars wheels, passenger seats, electrical engines and up to air conditioning groups. TNT Logistics France has teamed up with SERNAM, a leading French parcel delivery operator, for the distribution of parts to the repairs & maintenance centres.

Roland Bonnepart, SNCF Director of Equipment, said:

"We have selected TNT Logistics for their extensive expertise in managing spare parts logistics worldwide. To have such a strong partner to support us in our dedication to optimise our spare parts logistics supply chain gives us much confidence that we will achieve our goals."

Pierre Girardin, TNT Logistics Business Development Director, commented:

"To capitalise on best practices around the world in designing consistent and efficient solutions to complex problems is one of TNT Logistics strengths. This prestigious contract is a great achievement for our French business unit. We are especially pleased to partnering with SERNAM as this enables us to combine our respective expertise"

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 5 April 2005